LawyerUp Holdings LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2023 and 2024
4/22/2025

INDEPENDENT AUDITOR'S REPORT

To the Management of LawyerUp Holdings LLC:

Conclusion

We have reviewed the accompanying balance sheet of LawyerUp Holdings LLC as of December 31, 2023 and December 31, 2024, and the related income statement, statement of shareholder's equity, and cash flows for the year ended December 31, 2023 and December 31, 2024, and the related notes (collectively, the "consolidated statements"). We obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above, the balance sheet of LawyerUp Holdings LLC as of December 31, 2023 and 2024 and the results of its operations and its cash flows for the year ended December 31, 2023 and 2024 to be in accordance with the accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care. A review engagement primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Conclusion

We have obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above for the statements to be in accordance with accounting principles generally accepted in the United States of America.

Robert E Garcia

Robert Garcia CPA (VA #48468)
Kinematic CPA LLC
5724 Nordeen Oak Court,
Burke, VA 22015
4/22/2025

LawyerUp Holdings LLC
BALANCE SHEET
For the Year Ended December 31, 2023 and 2024

ASSETS

CURRENT ASSETS	2023	2024
Cash and cash equivalents	$3,398.17	$123.52
Total current assets	$3,398.17	$123.52
NON-CURRENT ASSETS		
Capitalized Computer Software	$468,887.97	$508,483.97
Accumulated Amortization	$ (93,777.60)	$ (187,555.60)
Capitalized Computer Software, net	$375,110.37	$320,928.37
TOTAL ASSETS	**$378,508.54**	**$321,051.89**

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	$ 0	$ 0
PARTNER'S EQUITY		
Partners' Contributions	$579,146.40	$680,437.80
Partners' Distributions	$(90,859.56)	$(96,284.56)
Retained Earnings	$(109,778.30)	$(263,101.35)
TOTAL STOCKHOLDERS' EQUITY	**$378,508.54**	**$321,051.89**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$378,508.54**	**$321,051.89**

LawyerUp Holdings LLC
INCOME STATEMENT
For the Year Ended December 31, 2023 and 2024

REVENUE	2023	2024
Sales Revenue	$7,235.85	$122.38
Sales Adjustment	$ (6,472.52)	$ (14.16)
TOTAL NET REVENUE	**$763.33**	**$108.22**
COSTS OF GOODS SOLD	**2023**	**2024**
Cost of Goods Sold	$72.58	$124.79
TOTAL COGS	**$72.58**	**$124.79**
GROSS PROFIT	**$690.75**	**$ (16.57)**
OPERATING EXPENSE	**2023**	**2024**
Advertising & Marketing	$2,128.83	$45,314.51
Bank Charges & Fees	$1,018.72	$3,709
Business Licenses	$410	$370
Computer & Internet Expenses	$590.30	$5,441.77
Amortization Expense	$93,777.60	$93,777.60
Insurance	$1,760.10	$1,678
Legal and professional services	$8,286.50	$3,015.60
TOTAL EXPENSE	**$107,972.05**	**$153,306.48**
NET INCOME OR (LOSS)	**$ (107,281.30)**	**$ (153,323.05)**

LawyerUp Holdings LLC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023 and 2024

	Stock and Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2021	**$0**	**$0**	**$0**
Investments	$258,644.76		$258,644.76
Distributions	$ (10,000)		$ (10,000)
Net Income		$ (2,497)	$ (2,497)
Balance as of December 31, 2022	**$248,644.76**	**$ (2,497)**	**$246,147.76**
Investments	$320,501.64		$320,501.64
Distributions	$(80,859.56)		$ (90,859.56)
Net Income		$ (107,281.30)	$ (107,281.3)
Balance as of December 31, 2023	**$488,286.84**	**$ (109,778.30)**	**$378,508.54**
Investments	$101,291.40		$101,291.40
Distributions	$(5,425)		$(5,425)
Net Income		$(153,306.48)	$(153,306.48)
Balance as of December 31, 2024	**$584,153.24**	**$(263,084.78)**	**$321,068.46**

LawyerUp Holdings LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023 and 2024

CASH FLOW FROM OPERATING ACTIVITIES	2023	2024
Net Income / Loss	$(107,281.30)	$(153,323.01)
Amortization Expense	$93,777.60	$ 93,777.60
Net Cash used for operating activities	$(13,503.70)	$(59,545.41)
CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Capitalized Computer Software	$(243,135.09)	$(39,595)
Net Cash used for investing activities	$(243,135.09)	$(39,595)
CASH FLOW FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Partners' Contributions	$320,501.64	$101,291.40
(Increase)/Decrease in Partners' Distributions	$(80,859.56)	2024$(5,425)
Net Cash used for investing activities	$ 239,642.08	$95,866.40
NET CHANGE IN CASH AND CASH EQUIVALENTS	$(16,996.71)	$(3,274.01)
Cash and cash equivalents, beginning of year	$20,934.88	$3,398.17
Cash and cash equivalents, end of year	$3,398.17	$124.16

LawyerUp Holdings LLC
NOTES OF FINANCIAL STATEMENTS
For the Year Ended December 31, 2024

NOTE 1 – THE COMPANY

LawyerUp Holdings LLC ("Company") was a Delaware limited liability company (established May 19, 2022). It was converted to a Delaware corporation on April 3, 2025. The purpose of the company is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of the State of Delaware. The Company operates as a partnership for both US Federal and Delaware State tax reporting purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting, which recognizes revenue when earned, regardless of when received and expenses when incurred, regardless of when paid.

Business Services
LawyerUp Holdings LLC offers computer software which uses natural language processing and machine learning to translate customer inquiries into durable leads for legal services.

Liquidity
Assets are presented in the accompanying balance sheet according to their nearness of conversion to cash and liabilities according to the nearness of their maturity and resulting use of cash.

Research & Development
Per ASC 985-20, costs incurred for software development after technological feasibility is established but before general public release is capitalized at cost.

NOTE 3 – SUBSEQUENT EVENTS
The Company evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued. On February 15, 2025, the Company raised $25,000 in gross investments. On April 3, 2025, the Company converted from a LLC into a Delaware corporation. On April 3, 2025, the Company completed its first sales contract with a law firm. These events did not exist at the balance sheet date and thus are not reflected in the accompanying financial statements.